                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF FEBRUARY 2009

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8
Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: February 11, 2009

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

CONTACT:
Ehud Helft / Fiona Darmon
CCGK Investor Relations
info@gkir.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

             EZCHIP PRESENTS RECORD REVENUES IN FOURTH QUARTER 2008
     ANNUAL REVENUES UP 72% WITH GROWTH IN ALL NON-GAAP FINANCIAL PARAMETERS

     YOKNEAM, ISRAEL, February 11, 2009 - EZchip Semiconductor Ltd. (NASDAQ:
EZCH) (formerly LanOptics Ltd.), a provider of network processors, today announced its results for the fourth quarter and full year ended December 31,
2008.

     FOURTH QUARTER AND FULL YEAR 2008 HIGHLIGHTS:

     o    Annual revenues increased 72% year-over-year, reaching $33.6 million

     o    Fourth quarter revenues increased 67% year-over-year and 6%
          sequentially, reaching $9.6 million

     o    Gross margin for the quarter reached 63.0% on GAAP basis and 69.2% on non-GAAP basis

     o    Net income for the quarter of $1.0 million on GAAP basis and $2.6 million on non-GAAP basis

     o    Operating cash flow for the quarter was $2.6 million, year-end cash position reached $48.1 million

     FOURTH QUARTER 2008 RESULTS:

     TOTAL REVENUES in the fourth quarter of 2008 were $9.6 million, an increase of 67% compared to $5.7 million in the fourth quarter of 2007, and an increase of 6% compared to $9.0 million in the third quarter of 2008.

     NET INCOME ON A GAAP basis for the fourth quarter of 2008 was $1.0 million, or $0.04 per share (diluted), compared to a net loss of $0.6 million, or $0.03 per share, in the fourth quarter of 2007, and net income of $0.8 million, or
$0.03 per share (diluted), in the third quarter of 2008.

     NET INCOME ON A NON-GAAP BASIS for the fourth quarter of 2008 was $2.6 million, or $0.10 per share (diluted), compared with non-GAAP net income of $0.4 million, or $0.02 per share (diluted), in the fourth quarter of 2007, and non-GAAP net income of $2.4 million, or $0.09 per share (diluted), in the third quarter of 2008.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of December 31, 2008,
totaled $48.1 million compared to $44.4 million as of September 30, 2008. Cash generated from operations during the quarter was $2.6 million, with additional
$1.1 million resulting from unrealized gains in marketable securities.

     FULL YEAR 2008 RESULTS:

     TOTAL REVENUES for the year 2008 were $33.6 million, an increase of 72%
compared to $19.5 million in 2007. NET LOSS ON A GAAP BASIS for the year 2008 was $4.6 million, or $0.20 per share, compared to a net loss of $4.1 million, or
$0.25 per share, in 2007. NET INCOME ON A NON-GAAP BASIS for the year 2008 was
$6.8 million, or $0.27 per share (diluted), compared with non-GAAP net income of
$0.4 million, or $0.02 per share (diluted), in 2007.

                                       3

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

     ELI FRUCHTER, CEO OF EZCHIP SEMICONDUCTOR COMMENTED, "2008 was a milestone year for EZchip in which we continued to reinforce our leading position in the high-speed network processors market, with two of the world's leading networking vendors incorporating EZchip processors in their strategic CESR platforms. We believe we offer the best and safest long term choices for network processors, especially in the current economic environment where customers need to lower R&D expensses and minimize risks by focusing on best of breed and financially sound suppliers. We are fully committed to continue offering technologically superior network processors that range from 1-Gigabit to 100-Gigabit with common architecture and software."

     "In the fourth quarter we continued to increase revenues, despite the challenging economic environment, and presented strong growth in our financial parameters. We continued to ramp up shipments of our NP-2 processor and shipped
NP-3 in limited pre-production volume. In terms of our next generation products, we also experienced substantial progress, with the development of both our NP-4 and NPA family of processors. We continue to work closely with our key customers, adding advanced features, such as video processing that enhance the quality of video on the Internet, to ensure our chips become a primary component of our customers' next generation products."

     "Looking ahead, 2009 commenced with both versions of our NP-3 processors moving into production and customers shipping NP-3-based boxes. We are entering
2009 with our two market-leading customers in production, yet early in their ramp. We believe this will be instrumental in expanding our business in 2009 and beyond in this challenging economic environment," concluded MR. FRUCHTER.

     CONFERENCE CALL

     The Company will be hosting a conference call today, February 11, 2009, at
10:00am ET, 07:00am PT, 03:00pm UK time and 05:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the corporate website,
http://www.ezchip.com, at least 10 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

     US Dial-in Number: 1 888 935 4577;
     International Dial-in Number (US): +1 718 354 1389
     Israel Dial-in Number: 1 809 246 002

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

                                       4

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

     USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with
United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip
Semiconductor believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with
SFAS 123R, amortization of intangible assets, in-process research and development charge and minority interest in loss of EZchip Technologies.
Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.
Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

     ABOUT EZCHIP

     EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.
Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at
http://www.ezchip.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE
STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS
AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS,
OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND
SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY
PREDICTIONS BASED ON EZCHIP'S CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE
EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE EZCHIP'S ACTUAL RESULTS,
LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE
RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY
THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO,
THE IMPACT OF GENERAL ECONOMIC CONDITIONS, COMPETITIVE PRODUCTS, PRODUCT DEMAND
AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY
STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF
HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN EZCHIP'S FILINGS WITH THE
SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO EZCHIP'S
SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM
20-F/A FILED ON SEPTEMBER 18, 2008 AND ITS CURRENT REPORTS ON FORM 6-K. EZCHIP
UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT
SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS,
EXCEPT AS MAY BE REQUIRED BY LAW.

                          -- FINANCIAL TABLES FOLLOW --

                                        5

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

                            EZCHIP SEMICONDUCTOR LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              THREE MONTHS ENDED                         TWELVE MONTHS ENDED
                                               ----------------------------------------------      ------------------------------
                                                DECEMBER 31,     SEPTEMBER 30,    DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                                   2008             2008             2007              2008             2007
                                                 UNAUDITED        UNAUDITED        UNAUDITED         UNAUDITED         AUDITED
                                               ------------     ------------     ------------      ------------      ------------

Revenues                                       $      9,585     $      9,023     $      5,735      $     33,566      $     19,488
Cost of revenues                                      3,049            2,958            2,398            11,983             8,032
Amortization of purchased technology                    497              496              218             2,083             1,208
                                               ------------     ------------     ------------      ------------      ------------
Gross profit                                          6,039            5,569            3,119            19,500            10,248

Operating expenses:
Research and development, net                         3,438            3,216            2,257            12,953             8,529
In-process research and development
charge                                                    -                -                -             5,125               396
Selling, general and administrative                   1,967            1,973            1,395             7,467             5,927
                                               ------------     ------------     ------------      ------------      ------------
Total operating expenses                              5,405            5,189            3,652            25,545            14,852
                                               ------------     ------------     ------------      ------------      ------------
Operating income (loss)                                 634              380             (533)           (6,045)           (4,604)
Financial and other income (expenses), net              403              396              (60)            1,408                71
                                               ------------     ------------     ------------      ------------      ------------
Income (loss) before minority interest                1,037              776             (593)           (4,637)           (4,533)
                                               ------------     ------------     ------------      ------------      ------------
Minority interest in loss of EZchip
Technologies                                              -               16               17                37               445
                                               ------------     ------------     ------------      ------------      ------------
Net income (loss)                              $      1,037     $        792     $       (576)     $     (4,600)     $     (4,088)
                                               ============     ============     ============      ============      ============

Net income (loss) per share:
Basic                                          $       0.04     $       0.03     $      (0.03)     $      (0.20)     $      (0.25)
Diluted                                        $       0.04     $       0.03     $      (0.03)     $      (0.20)     $      (0.25)
Weighted average shares used in per
share calculation:
Basic                                            23,338,713       23,337,336       18,312,245        23,048,868        16,533,369
Diluted                                          23,342,501       23,400,877       18,312,245        23,048,868        16,533,369
                                               ------------     ------------     ------------      ------------      ------------

                                        6

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

                            EZCHIP SEMICONDUCTOR LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                THREE MONTHS ENDED                             TWELVE MONTHS ENDED
                                               --------------------------------------------------       -------------------------------
                                                DECEMBER 31,      SEPTEMBER 30,      DECEMBER 31,       DECEMBER 31,        DECEMBER 31,
                                                   2008               2008               2007              2008                2007
                                               ------------       ------------       ------------       ------------       ------------

GAAP GROSS PROFIT                              $      6,039       $      5,569       $      3,119       $     19,500       $     10,248
Stock-based compensation                                 32                 32                  8                116                 32
Amortization of purchased tangible &
intangible assets                                       562                612                273              2,723              1,367
                                               ------------       ------------       ------------       ------------       ------------
NON-GAAP GROSS PROFIT                          $      6,633       $      6,213       $      3,400       $     22,339       $     11,647
                                               ============       ============       ============       ============       ============
GAAP gross profit as percentage of
revenues                                               63.0%              61.7%              54.4%              58.1%              52.6%
                                               ------------       ------------       ------------       ------------       ------------
Non-GAAP gross profit as percentage of
revenues                                               69.2%              68.9%              59.3%              66.6%              59.8%
                                               ============       ============       ============       ============       ============

GAAP OPERATING EXPENSES                        $      5,405       $      5,189       $      3,652       $     25,545       $     14,852
Stock-based compensation:
    Research and development                           (434)              (430)              (141)            (1,600)            (1,211)
    Selling, general and administrative                (454)              (431)              (130)            (1,418)            (1,215)
Amortization of purchased intangible assets:
    In-process research and
    development charge                                    -                  -                  -             (5,125)              (396)
    Selling, general
    and administrative                                 (119)              (118)               (16)              (475)               (42)
                                               ------------       ------------       ------------       ------------       ------------
NON-GAAP OPERATING EXPENSE                     $      4,398       $      4,210       $      3,365       $     16,927       $     11,988
                                               ============       ============       ============       ============       ============

GAAP OPERATING INCOME/(LOSS)                   $        634       $        380       $       (533)      $     (6,045)      $     (4,604)
                                               ------------       ------------       ------------       ------------       ------------
NON-GAAP OPERATING INCOME/(LOSS)               $      2,235       $      2,003       $         35       $      5,412       $       (341)
                                               ============       ============       ============       ============       ============

GAAP NET INCOME/(LOSS)                         $      1,037       $        792       $       (576)      $     (4,600)      $     (4,088)
Stock-based compensation                                920                893                279              3,134              2,458
Amortization of purchased assets and
discount on long-term loan                              681                730                758              3,198              2,073
In-process research and development
charge                                                    -                  -                  -              5,125                396
Minority interest in loss of EZchip
Technologies                                              -                (16)               (17)               (37)              (445)
                                               ------------       ------------       ------------       ------------       ------------
NON-GAAP NET INCOME                            $      2,638       $      2,399       $        444       $      6,820       $        394
                                               ============       ============       ============       ============       ============

Non-GAAP net income per share -
Diluted                                        $       0.10       $       0.09       $       0.02       $       0.27       $       0.02
Non-GAAP weighted average shares -
Diluted*                                         23,358,251         23,547,840         18,567,860         23,075,088         16,637,632

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with SFAS 123R.

                                        7

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

                            EZCHIP SEMICONDUCTOR LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                      DECEMBER 31,    DECEMBER 31,
                                                         2008            2007
                                                      ---------       ---------
                                                     (UNAUDITED)      (AUDITED)

ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities      $  48,115       $  42,628
Trade receivables, net                                    5,040           2,877
Other receivables                                           623           1,180
Inventories                                               3,884           3,109
                                                      ---------       ---------
Total current assets                                     57,662          49,794

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net                50             148
Severance pay fund                                        3,148           2,640
                                                      ---------       ---------
Total long-term investments                               3,198           2,788

PROPERTY AND EQUIPMENT, NET                                 273             394

Goodwill                                                 96,276          49,533
Intangible assets, net                                    6,694           2,736
                                                      ---------       ---------
TOTAL ASSETS                                          $ 164,103       $ 105,245
                                                      =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                        $     888       $     254
Other payables and accrued expenses                       4,220           3,524
                                                      ---------       ---------
Total current liabilities                                 5,108           3,778

LONG TERM LIABILITIES:
Accrued severance pay                                     4,081           3,272

EMPLOYEE STOCK OPTIONS IN EZCHIP TECHNOLOGIES             2,773           2,141
PREFERRED SHARES IN EZCHIP TECHNOLOGIES                       -          23,770

SHAREHOLDERS' EQUITY:
Share capital                                               134             106
Additional paid-in capital                              247,356         162,233
Accumulated other comprehensive loss                       (705)            (11)
Accumulated deficit                                     (94,644)        (90,044)
                                                      ---------       ---------
Total shareholders' equity                              152,141          72,284
                                                      ---------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 164,103       $ 105,245
                                                      =========       =========

                                  ------------

                                        8